Exhibit 99.2

DAVID H. MURDOCK

10900 Wilshire Boulevard. Suite 1600

Los Angeles, California 90024

(310) 209-3816

FAX: (310) 824-3643

Contact: Scott A. Griswold

David H. Murdock Makes Cash Offer to Acquire All Outstanding Shares of

Dole Food Company, Inc. for $12.00 Per Share

LOS ANGELES, CA —June 11, 2013 - David H. Murdock today announced that he has made an offer to acquire the approximately 60% of outstanding shares of common stock of Dole Food Company, Inc. (NYSE: DOL) not already owned by him for $12.00 per share in cash, plus the assumption of the Company’s debt and other obligations. The per share consideration offered places the total enterprise value of the transaction at approximately $ 1.5 billion, which represents a 10.2 times multiple of Dole’s anticipated EBITDA as provided in Dole’s most recent earnings guidance.

The offer, which was made yesterday evening to the Board of Directors of Dole Food Company, Inc., represents a 18% premium over the closing price on Monday, June 10, 2013 of $10.20 per share and a premium of 19% to the volume-weighted average stock price for the one month preceding June 10, 2013.

The offer contemplates the negotiation and execution of a binding agreement by July 31, 2013 which would contain customary terms and conditions for transactions of this type. Mr. Murdock has stated he will not proceed unless the offer is approved by a committee of independent directors and by a majority of the outstanding shares not owned by him. He has engaged Deutsche Bank to advise on the transaction and has received a “highly confident” letter from Deutsche Bank with respect to the financing for the proposed transaction that, together with additional funding Mr. Murdock is prepared to commit, is sufficient to consummate the transaction.

David H. Murdock is the Chairman of the Board, Chief Executive Officer and the largest stockholder of Dole and controls almost 40% of the total number of outstanding shares.

A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF DOLE FOOD COMPANY, INC., COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH STOCKHOLDER OF DOLE FOOD COMPANY, INC. SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITYHOLDERS OF DOLE FOOD COMPANY, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITYHOLDERS OF DOLE FOOD COMPANY, INC. MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING DAVID H. MURDOCK WHEN THE DOCUMENTS BECOME AVAILABLE.

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